Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

Entity Name	Jurisdiction
Recruitforce.com, Inc.	California, USA
9090-5415 Quebec Inc.	Quebec, Canada
Taleo (Canada) Inc.	Quebec, Canada
Taleo (Europe) B.V.	Netherlands
Taleo (France) SAS	France
Taleo (UK) Limited	United Kingdom
Recruitsoft (Asia Pacific) Pte. Ltd.	Singapore
Taleo (Australia) Pty. Limited	Australia